Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics Announces the Election of Yuval Yanai to its Board of Directors

CAESAREA, Israel – November 29, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, today announced that Mr. Yuval Yanai, a medical device industry veteran, has been elected to the Company’s Board of Directors, effective immediately.

Mr. Yanai is a senior executive, who brings over 30 years of experience to Mazor. Currently Mr. Yanai serves as a Director in two publicly-traded companies listed on NASDAQ Global Market, Macrocure Ltd. and Check-Cap Ltd.  Mr. Yanai also serves as a Director in two publicly traded companies listed on the Tel Aviv Stock Exchange, Medical Compression Systems (D.B.N) Ltd. and Clal Biotechnology Industries Ltd. In addition, Mr. Yanai serves as a Director of Haddasah Medical Center, Standard & Poors Maalot, Compulab Ltd. and Efranat Ltd. Mr. Yanai also acts as the Chairman of Endobetix Ltd. and the Israeli Fund for UNICEF. From 2005 through 2014, Mr. Yanai held the positions of Senior Vice President and Chief Financial Officer of Given Imaging Ltd., a developer and manufacturer of diagnostic products for the visualization and detection of disorders of the gastrointestinal tract. Given Imaging Ltd. was sold to Covidien Ltd. for $1 billion in 2014. Mr. Yanai holds a B.Sc. degree in Accounting and Economics from Tel-Aviv University.

"I am pleased to welcome Yuval to Mazor’s Board of Directors.  His experience with industry and publicly-traded companies enhances our Board of Directors as we seek to further leverage two key recent accomplishments – the strategic agreements signed in May with Medtronic and the successful October launch of the Mazor X system,” commented Jonathan Adereth, Chairman of Mazor’s Board of Directors.

“Mazor’s performance and commitment to innovation have contributed to its position as the market leader in guidance systems for spine surgeries.  I am looking forward to working with the Board and being part of Mazor’s continued success,” commented Mr. Yanai.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in a precise manner. For more information, please visit http://www.MazorRobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, we use forward-looking statements when we discuss our plan to further leverage our two key accomplishments – the Medtronic agreement and the overwhelmingly positive response to the Mazor X launch, and when we discuss our mission to continue to transform and redefine the standard of care for spine surgeries. These statements are only predictions based on Mazor’s current expectations and projections about future events. There are important factors that could cause Mazor’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor’s filings with the Securities and Exchange Commission (SEC) including those discussed under the heading “Risk Factors” in Mazor’s annual report on Form 20-F filed with the SEC on May 2, 2016 and in subsequent filings with the SEC. For more details, refer to Mazor’s SEC filings. Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800